Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of TenX Keane Acquisition on Amendment No. 2 to Form S-1 (Registration No. 333-256271) of our report dated May 18, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of TenX Keane Acquisition as of April 14, 2021 and for the period from March 1, 2021 (inception) through April 14, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

August 20, 2021